                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                  SAVOIR TECHNOLOGY GROUP, INC.
                  -----------------------------
                        (Name of Issuer)

                          Common Stock
                          ------------
                 (Title of Class of Securities)

                            958649107
                            ---------
                         (CUSIP Number)

                         Mark D. Whatley
          Howard Rice Nemerovski Canady Falk & Rabkin,
                   A Professional Corporation
               Three Embarcadero Center, Suite 700
                    San Francisco, CA  94111
                         (415) 434-1600
      -----------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         October 5, 1999
                         ---------------
                  (Date of Event which Requires
                    Filing of this Statement)

        If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(e),(f) or (g), check the following box /X/

        Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1    Name of Reporting Person     Astoria Capital Partners, L.P.

      IRS Identification No. of Above Person          94-3160631

 2    Check the Appropriate Box if a Member of a Group   (a) / /

                                                         (b) / /
 3    SEC USE ONLY

 4    Source of Funds

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization            California

                    7    Sole Voting Power            1,579,980*

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                    8    Shared Voting Power

                    9    Sole Dispositive Power       1,579,980*

                   10    Shared Dispositive Power

 11    Aggregate Amount Beneficially Owned by Each Reporting
       Person                                         1,579,980*

 12    Check Box if the Aggregate Amount in Row 11 Excludes
       Certain Shares

 13    Percent of Class Represented by Amount in Row 11   11.7%*

 14    Type of Reporting Person                              PN

*   See Item 5 below

 1    Name of Reporting Person     Astoria Capital Management, Inc.

      IRS Identification No. of Above Person             94-3143169

 2    Check the Appropriate Box if a Member of a Group      (a) / /

                                                            (b) / /
 3    SEC USE ONLY

 4    Source of Funds

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization               California

                    7    Sole Voting Power               1,579,980*

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                    8    Shared Voting Power

                    9    Sole Dispositive Power          1,579,980*

                   10    Shared Dispositive Power

 11    Aggregate Amount Beneficially Owned by Each Reporting
       Person
                                                         1,579,980*

 12    Check Box if the Aggregate Amount in Row 11 Excludes
       Certain Shares

 13    Percent of Class Represented by Amount in Row 11      11.7%*

 14    Type of Reporting Person                                 CO

*   See Item 5 below

 1    Name of Reporting Person                       Richard W. Koe

      IRS Identification No. of Above Person            ###-##-####

 2    Check the Appropriate Box if a Member of a Group      (a) / /

                                                            (b) / /
 3    SEC USE ONLY

 4    Source of Funds

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization         United States of
						            America

                    7    Sole Voting Power               1,579,980*

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                    8    Shared Voting Power

                    9    Sole Dispositive Power          1,579,980*

                   10    Shared Dispositive Power

 11    Aggregate Amount Beneficially Owned by Each Reporting
       Person
                                                         1,579,980*

 12    Check Box if the Aggregate Amount in Row 11 Excludes
       Certain Shares

 13    Percent of Class Represented by Amount in Row 11      11.7%*

 14    Type of Reporting Person                                 IN

*   See Item 5 below

 1    Name of Reporting Person               Microcap Parnters, L.P.

      IRS Identification No. of Above Person             56-1989910

 2    Check the Appropriate Box if a Member of a Group      (a) / /

                                                            (b) / /
 3    SEC USE ONLY

 4    Source of Funds

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization            North Carolina

                    7    Sole Voting Power                1,579,980*

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                    8    Shared Voting Power

                    9    Sole Dispositive Power           1,579,980*

                   10    Shared Dispositive Power

 11    Aggregate Amount Beneficially Owned by Each Reporting
       Person
                                                          1,579,980*

 12    Check Box if the Aggregate Amount in Row 11 Excludes
       Certain Shares

 13    Percent of Class Represented by Amount in Row 11       11.7%*

 14    Type of Reporting Person                                   PN


*   See Item 5 below

 1    Name of Reporting Person               Montavilla Partners, L.P.

      IRS Identification No. of Above Person               94-3160633

 2    Check the Appropriate Box if a Member of a Group        (a) / /

                                                              (b) / /
 3    SEC USE ONLY

 4    Source of Funds

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization                  California

                    7    Sole Voting Power                  1,579,980*

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                    8    Shared Voting Power

                    9    Sole Dispositive Power             1,579,980*

                   10    Shared Dispositive Power

 11    Aggregate Amount Beneficially Owned by Each Reporting
       Person
                                                            1,579,980*

 12    Check Box if the Aggregate Amount in Row 11 Excludes
       Certain Shares

 13    Percent of Class Represented by Amount in Row 11         11.7%*

 14    Type of Reporting Person                                    PN

*   See Item 5 below

Item 1.  Security and Issuer

        This Schedule 13D relates to shares of common stock, no par value, of Savoir Technology Group, Inc., a California corporation. The principal executive offices and the mailing address of Savoir Technology Group is 254 East Hacienda Avenue, Campbell, California 95008.

Item 2. Identity and Background

        (a), (b), (c) and (f)   This Schedule 13D is filed on
behalf of Astoria Capital Partners, L.P., Astoria Capital
Management, Inc., Richard W. Koe, Microcap Partners, L.P. and
Montavilla Partners, L.P.

        Astoria Capital Partners is an investment limited partnership organized under the laws of the State of California. Richard W. Koe and Astoria Capital Management, Inc. are the general partners of Astoria Capital Partners. Astoria Capital Partners' principal business is investing and trading in securities. The principal business and office of Astoria Capital Partners are located at 735 Second Avenue, San Francisco, California 94118.

        Astoria Capital Management, Inc. is a corporation organized under the laws of the State of California and is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. Richard W. Koe is the sole executive officer and sole director of Astoria Capital Management. The principal business and office of Astoria Capital Management are located at 735 Second Avenue, San Francisco, California 94118.

        Mr. Koe is a citizen of the United States of America, the president and sole shareholder of Astoria Capital Management and one of the general partners of Astoria Capital Partners. Mr. Koe's principal business and office are located at 6600 SW 92nd Avenue, Suite 370, Portland, Oregon 97223.

        Microcap Partners, L.P. is a limited partnership organized under the laws of the State of North Carolina. MCP Capital Management, LLC is the general partner of Microcap Partners. Microcap Partners' principal business is investing and trading in securities. The principal business and office of Microcap Partners are located at 415B East Chapel Hill Street, Durham, North Carolina 27701.

        Montavilla Partners, L.P. is a limited partnership organized under the laws of the State of California. Astoria Capital Management, Inc. is the general partner of Montavilla Partners. Montavilla Partners' principal business in investing and trading in securities. The principal business and office of Montavilla Partners are located at 6600 SW 92nd Avenue, Suite 370, Portland, Oregon 97223.

        (d) and (e)     None of Astoria Capital Partners, Astoria
Capital Management, Mr. Koe, Microcap Partners or Montavilla Partners has been convicted, during the past five years, of any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        Not Applicable.

Item 4. Purpose of Transaction.

        The securities covered by this Schedule 13D were originally acquired by the reporting persons for investment purposes. Currently, Astoria Capital Partners is reevaluating the role it intends to play in Savoir Technology Group, and from time to time may have discussions with management, the board of directors and other shareholders of Savoir Technology Group concerning various operational and financial aspects of Savoir Technology Group and various ways of maximizing long-term shareholder value. In addition, Astoria Capital Partners may make proposals to the board of directors, seek to change the composition of and/or seek representation on the board of directors and solicit proxies or written consents from other shareholders of Savoir Technology Group.

        Except for the actions referred to in the preceding paragraph, Astoria Capital Partners currently has no other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of the Special Instructions for Complying With Schedule 13D.

        Astoria Capital Partners intends to review on a continuing basis its investment in Savoir Technology Group and Savoir Technology Group's business, prospects and financial condition. Based on such continuing review, alternative investment opportunities available to Astoria Capital Partners and all other factors deemed relevant, including, without limitation, the market for and price of Savoir Technology Group's common stock, offers for shares of such common stock, general economic conditions and other future developments, Astoria Capital Partners may decide to sell or seek the sale of all or part of the common stock or to increase its holdings of such common stock.

Item 5. Interest in Securities of the Issuer

        (a) and (b) The following table describes the number of shares of common stock and the percent of outstanding common stock beneficially owned by the reporting persons.<F1> All percentages are based on 12,927,127 shares of common stock issued and outstanding as of July 31, 1999.

                            Shares of Common
          Name                Stock Owned       Percentage Owned

Astoria Capital Partners       1,579,980              11.7%
Astoria Capital                1,579,980<F2>          11.7%
Management
Richard W. Koe                 1,579,980<F3>          11.7%
Microcap Partners              1,579,980<F4>          11.7%
Montavilla Partners            1,579,980<F5>          11.7%
_______________________________________
[FN]
    <F1> Includes 565,251 shares of common stock, 207,000 shares of
Series A Preferred Stock and warrants to purchase 103,500 shares of common stock. Each share of Series A Preferred Stock is currently convertible at any time into shares of common stock at a ratio of 1.1953125 shares of common stock for each share of Series A Preferred Stock.

    <F2> Astoria Capital Management is deemed to be a beneficial owner of these securities pursuant to separate arrangements whereby it acts as investment advisor to certain persons, including Astoria Capital Partners. Each person for whom Astoria Capital Management acts as investment advisor has the right to receive, and the power to direct, the receipt of dividends from, or the proceeds from the sale of, the common stock purchased or held pursuant to the arrangements.

    <F3> Mr. Koe is deemed to be the beneficial owner of these securities pursuant to his ownership interest in Astoria Capital
Partners and Astoria Capital Management.

    <F4> Disclaims membership in any group and the beneficial
ownership of shares owned by Astoria Capital Partners, Astoria
Capital Management, Richard W. Koe and Montavilla Partners.

    <F5> Disclaims membership in any group and the beneficial
ownership of shares owned by Astoria Capital Partners, Astoria
Capital Management, Richard W. Koe and Microcap Partners.

        (c) During the 60 days preceding the date of this
Schedule 13D, none of Astoria Capital Partners, Astoria Capital
Management, Mr. Koe, Microcap Partners or Montavilla Partners has purchased any shares of Savoir Technology Group's common stock on the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None.

Item 7. Material to be Filed as Exhibits

        None.

                           Signatures

        After  reasonable  inquiry  and  to  the  best  of  their
knowledge   and   belief,  the  undersigned  certify   that   the
information set forth in this statement is true, complete and correct.

DATED:  October 5, 1999.
                              ASTORIA CAPITAL PARTNERS, L.P., a
                              California limited partnership

                              By:ASTORIA CAPITAL MANAGEMENT,
                                 INC., a California corporation,
                                 its General Partner



                                 By:  /s/ Richard W. Koe
                                    ---------------------------
                                    Richard W. Koe, President



                              ASTORIA CAPITAL MANAGEMENT, a
                                 California corporation


                              By:  /s/ Richard W. Koe
                                 ------------------------------
                                 Richard W. Koe, President



                              MONTAVILLA PARTNERS, L.P., a
                                 California limited partnership

                              By:ASTORIA CAPITAL MANAGEMENT,
                                 INC., a California corporation,
                                 its General Partner


                              By:  /s/ Richard W. Koe
                                 -------------------------------
                                 Richard W. Koe, President


                                   /s/ Richard W. Koe
                                 -------------------------------
                                 Richard W. Koe

		           Signatures

        After  reasonable  inquiry  and  to  the  best  of  their
knowledge   and   belief,  the  undersigned  certify   that   the
information set forth in this statement is true, complete and correct.

DATED:  October 5, 1999.
                              MICROCAP PARTNERS, L.P. a North
                              Carolina limited partnership

                              By:MCP CAPITAL MANAGEMENT, LLC,  a
                                 North Carolina limited
                                 liability company, its General
                                 Partner



                              By:  /s/ Jeremy Crigler
                              ---------------------------------
                                Jeremy Crigler, Managing Member